

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

Re: Innovation Beverage Group Ltd
Amendment No. 12 to Registration Statement on Form F-1
File No. 333-266965
Filed June 1, 2023

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 12 to Registration Statement on Form F-1

Exhibits

1. We note that the Exhibit 5.1 legal opinion refers to an initial public offering of up to $5,000,000, which does not appear to correspond to the number of shares and maximum offering price disclosed on the prospectus cover or the fee table. Please revise Exhibit 5.1 to clearly cover all of the shares being registered (including the overallotment shares, the shares underlying the underwriter warrants and the shares to be sold by the selling stockholders). Additionally, the opinion regarding the selling stockholder shares should state that the shares currently "are," not "will be," validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulleting No. 19.

2.   We note assumptions (b) and (c) of Exhibit 5.1. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company has taken all corporate actions necessary to authorize the issuance of the securities. Please ask counsel to support these assumptions. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

3.   Please file the underwriter's warrant as an exhibit to the registration statement.

   You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing